SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the “Company”)

(Translation of registrant’s name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☐            Form 40-F  ☒

[Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit

99.1	Shareholders’ Report

99.2	Certificates of the Chief Executive Officer and Chief Financial Officer pursuant to Canadian Multilateral Instrument 52-109 – Certification of Issuers’ Annual and Interim Filings

99.3	Earnings Coverage Ratio pursuant to Canadian National Instrument 44-102 – Shelf Offerings

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: November 3, 2011	By	/s/ “Eric Weinheimer”
Eric Weinheimer,
Vice-President and Associate General Counsel